Exhibit 99.1

FOR IMMEDIATE RELEASE

Prosensa Awarded EUR 6 million EU FP7 Research Grant

LEIDEN, The Netherlands – August 1, 2013– Prosensa Holding N.V. (NASDAQ: RNA), the Dutch biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today announced that it has been awarded a prestigious Framework Programme 7 (FP7) research grant from the European Union to support the ongoing clinical study of the Company’s third novel development candidate, PRO045, for the treatment of Duchenne muscular dystrophy (DMD).

The project, titled "Consortium for Products Across Europe in Duchenne Muscular Dystrophy” (SCOPE-DMD) is expected to run for three years.

Prosensa is part of a high-quality, pan-European consortium that has been awarded the grant of approximately EUR 6 million to evaluate its exon 45-skipping drug candidate, PRO045, in an innovatively designed clinical proof-of-concept study in boys with DMD.

The consortium includes leading expert centers in DMD such as Newcastle University in the United Kingdom, the coordinating partner within the project, the Institute of Myology in France and Leiden University Medical Center in the Netherlands, as well as an industrial partner, BioSpring in Germany. The combined experience and expertise of this consortium will help advance the development of PRO045 which entered clinical trials earlier this year.

“We are delighted with this funding, which will allow us to further advance and accelerate the development of another exon-skipping compound. The Duchenne community is eagerly awaiting a swift development of products which target additional exons after the progress with exon 51 skipping,” commented Prof. Volker Straub, M.D., Professor of Neuromuscular Genetics and Harold Macmillan Chair of Medicine at Newcastle University’s Institute of Genetic Medicine. Professor Straub is also the former coordinator of TREAT-NMD, a key initiative to create infrastructure to ensure that the most promising new therapies for neuromuscular diseases reach patients as quickly as possible.

“FP7 grants are awarded on the basis of a highly competitive, two-stage, peer-review process, therefore this award serves as validation of our exon-skipping technology platform,” said Hans Schikan, CEO of Prosensa. “We very much look forward to working with this esteemed consortium on PRO045 and are grateful to the EU for its support of important clinical research initiatives that could have a significant impact on the health and lives of young boys diagnosed with this rare and devastating genetic disease,” he added.

PRO045 is currently in a Phase I/IIa dose-escalating safety study to assess its safety and efficacy. The compound induces exon 45 skipping in the dystrophin gene and could be suitable for approximately 8% of all DMD patients. PRO045 has been granted orphan drug status in the European Union and the United States.

FP7 is the EU’s main instrument for supporting innovative research in Europe, and has two main strategic objectives: to strengthen the scientific and technological base of European industry and to encourage its international competitiveness, while promoting research that supports EU policies.

About Prosensa Holding N.V.
Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington’s disease.
www.prosensa.com

About DMD
Duchenne muscular dystrophy (DMD) is a severely debilitating childhood neuromuscular disease that affects 1 in 3,500 live male births. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein. As a result, patients suffer from progressive loss of muscle strength, often rendering them wheelchair-bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease and most patients die in early adulthood due to respiratory and cardiac failure.

About exon skipping and RNA modulation
The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which, via an intermediate step involving RNA, lead to the assembly of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read past the fault. This prevents the remainder of the exons from being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD. RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. These antisense oligonucleotides skip an exon next to a defective exon and thereby correct the reading frame, enabling the production of a novel, largely functional dystrophin protein. Prosensa’s exon skipping technology was licensed from Leiden University Medical Center.

Forward Looking Statement
This press release contains certain forward-looking statements.  All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon 45-skipping drug candidate, PRO045, and grant funding around this program. Actual results may differ materially from those projected or implied in such forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results.  These risks and uncertainties are discussed in the Company’s SEC filings, including, but not limited to, the Company’s Form 6-K containing this press release and certain sections of the Company’s Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

Contacts:

Prosensa Holding N.V.
Celia Economides, Director IR & Corporate Communications
Phone: +1 917 941 9059
Email: c.economides@prosensa.nl

Luc Dochez, Chief Business Officer
Phone: +31 71 3322100
Email: l.dochez@prosensa.nl

CollegeHill Life Sciences
Melanie Toyne Sewell, Veronica Sellar, Claire Dickinson
Phone: +44 20 7457 2020
Email: prosensa@collegehill.com

Lazar Partners
Hollister Hovey, Allison Marie Parks
Phone: +1 212 867 1762
Email:	hhovery@lazarpartners.com
amparks@lazarpartners.com